BILLET FINDER INC.
1894 CLARENCE STREET
SARNIA, ONTARIO
N7X 1C8 CANADA

April 13, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn:           Maryse Mills-Apenteng

Re:          Billet Finder Inc.
Registration Statement on Form S-1 Filed March 3, 2011
File No. 333-172590

In response to your letter dated March 30, 2011 we have filed an amendment to the S-1 which was originally filed March 30, 2011.

Cover Page

1.  This is not an initial public offering by the Company, but rather a secondary offering by the existing selling shareholders.

Summary, page 3

2.  Revised

Billet Finder Inc., page 3

3.  Revised

Risk Factors

General

4.  Risk factor Added

5.  Risk factor added

6.  Risk factor added

“Because our president has only agreed to provide his services on a part-time basis…, page 5

7.  Revised. The other businesses mentioned in the referenced risk factor have since been concluded.

Selling Shareholders, page 9

8.  We have revised the Registration Statement in the section entitled "Selling Shareholders" and throughout so that the number of shares beneficially owned by Catherine Tully takes into account the number of shares owned by her husband, Kerry Tully, and vice versa.

Market for Common Equity and Related Stockholder Matters

Rule 144 Shares, page 24

9.  Revised

Auditor’s Report, page 24

10.  Revised

Liquidity and Capital Resources, page 36

11.  Revised

Directors, Executive Officers, Promoters and Control Persons, page 37

12.  Revised

13.  Revised accordingly.

Certain Relationships and Related Transactions, page 41

14.  Revised accordingly.

Item 17. Undertakings, page 46

15.  Revised

Signatures, page 47

16.  Revised

Yours truly,

/s/ Kerry Tully

Kerry Tully
President